Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.
333-177923 October 2, 2013

 October 2013

J.P. Morgan Structured Investments

The S and P 500([R]) Dividend Aristocrats
Risk Control Excess Return Indices
Strategy Guide

Important Information

JPMorgan Chase and Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the
"SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as any relevant product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free (866)
535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to the S and P 500([R]) Dividend Aristocrats Risk Control 8%
Excess Return Index or to the S and P 500([R]) Dividend Aristocrats Risk Control
10% Excess Return Index (together, the
"Indices") are our senior unsecured obligations and are not secured debt.
Investing in these securities is not equivalent to a direct investment in the
Indices or the S and P 500([R]) Dividend Aristocrats Total Return Index.

Investments in securities linked to the Indices require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the notes linked to the Index use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence.
The results obtained from such "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Indices. J.P. Morgan provides no assurance or guarantee that the notes linked to the Indices will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this free writing prospectus.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of
U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in notes or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMS is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Index Disclaimers

"Standard and Poor's([R])," "S and P([R])," "S and P 500([R])," "S and P 500([R]) Dividend
Aristocrats," "S and P 500([R])
Dividend Aristocrats Risk Control 8% Excess Return Index," and "S and P 500([R])
Dividend Aristocrats Risk Control 10% Excess Return Index" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by J.P. Morgan
Securities LLC. This transaction is not sponsored, endorsed, sold or promoted by S and P, and S and P makes no representation regarding the advisability of purchasing notes generally or financial instruments issued by JPMorgan Chase and
Co. S and P has no obligation or liability in connection with the administration, marketing, or trading of products linked to the S and P 500([R]) Dividend
Aristocrats Risk Control Excess Return Indices.

Overview

The Sand P 500([R]) Dividend Aristocrats Risk Control 8% Excess Return Index and
the S and P 500([R]) Dividend Aristocrats Risk Control 10% Excess Return Index
(together, the "Dividend Aristocrats Risk Control Indices" or the "Indices")
provide investors with exposure to the U.S. equity market via "blue chip names"
in the S and P 500([R]) Dividend Aristocrats Total Return Index (the "Aristocrats
Index"), with a volatility control mechanism that targets a specific volatility by varying the daily exposure of the applicable Dividend Aristocrats Risk
Control Index to the S and P 500([R]) Dividend Aristocrats Total Return Index. The
volatility control mechanism seeks to create a more consistent risk-return profile for the Dividend Aristocrats Risk Control Indices.

The Dividend Aristocrats Risk Control Indices track the return of the S and P
500([R]) Dividend Aristocrats Total Return Index (the "Underlying Index") over and above a short-term money market investment. In other words, the Dividend
Aristocrats Risk Control Indices calculate the return on an investment in the
S and P 500([R]) Dividend Aristocrats Total Return Index where the investment was made through the use of borrowed funds. Thus, the return of the Dividend
Aristocrats Risk Control Indices will be equal to that of the investment in the
S and P 500([R]) Dividend Aristocrats Total Return Index less the associated borrowing costs.

The exposure of the Dividend Aristocrats Risk Control Indices to the Underlying
Index can range from 0% to 150%, and is determined by the level of observed volatility in equity returns. This exposure is dynamically adjusted on a daily basis to target a specific level of volatility, though there is no guarantee the Index will achieve this target. The S and P 500([R]) Dividend Aristocrats Risk
Control 8% Excess Return Index targets 8% volatility and is published to
Bloomberg under the ticker SPXD8UE. The S and P 500([R]) Dividend Aristocrats Risk
Control 10% Excess Return Index targets 10% volatility and is published to
Bloomberg under the ticker SPXD10UE.

Key features of the Indices include:

[]  exposure to the S and P 500([R]) Dividend Aristocrats Total Return Index
    with the benefit of a risk control mechanism that targets a specific annualized volatility that is expected to be lower than the historical observed volatility of the S and P 500([R]) Dividend Aristocrats Total
    Return Index

[]  exposure adjusted on a daily basis with the ability to employ leverage of up to 150% during periods of low volatility

[]  closing levels published daily by Standard and Poor's on Bloomberg

The following graph illustrates the historical performance of the S and P 500([R])
Index and S and P 500([R]) Dividend Aristocrats Risk Control Indices based on hypothetical back-tested closing levels from September 30, 2003 through August
24, 2010, and actual historical closing levels from August 25, 2010 through
September 30, 2013. For a summary of annualized return and observed volatility for these indices over this period, please see the table below. There is no guarantee that the S and P 500([R]) Dividend Aristocrats Risk Control Indices will outperform the S and P 500([R]) Index, the S and P 500([R]) Dividend Aristocrats Total
Return Index or any alternative strategy during the term of your investment in notes linked to the S and P 500([R]) Dividend Aristocrats Risk Control Indices.

Hypothetical and Historical Performance of the S and P 500([R]) Dividend
Aristocrats Risk Control Excess Return Indices (September 30, 2003 -- September
30, 2013)

Summary of Hypothetical and Historical S and P 500([R]) Risk Dividend Aristocrats
Control Index (September 30, 2003 -- September 30, 2013)

                                       Annualized return Annualized volatility
-------------------------------------- ----------------- ---------------------
S and P 500([R]) Index                       5.07%              20.42%
S and P 500([R]) Dividend Aristocrats Risk
Control 8% Excess Return Index               5.35%              7.97%
S and P 500([R]) Dividend Aristocrats Risk
Control 10% Excess Return Index              6.62%              9.96%
-------------------------------------- ----------------- ---------------------

Source: Bloomberg and J.P. Morgan
Note: Because the Dividend Aristocrats Risk Control Indices did not exist prior to August 24, 2010, all retrospective levels provided above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the
Index going forward, and on the basis of certain assumptions that may not be true during future periods. The variations used in producing simulated historical data from those used to calculate the Index going forward could produce variations in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein. Please see "Important
Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.
"Annualized return" is calculated arithmetically and was not calculated on a compound basis.
"Annualized volatility" means the standard deviation of each Index's arithmetic daily returns scaled for a one-year period based on the period from March 31,
2003 through September 30, 2013.

The Indices are excess return indices, representing unfunded positions in the
Underlying Indices. The borrowing weight is generally based on a synthetically rolling 3-month bond, with reference to the 2-month and 3-month U.S. LIBOR rates. The hypothetical cost of borrowing reflected in the Index may partially or totally offset any gains from the dividend reinvestment feature included in the S and P 500([R]) Dividend Aristocrats Total Return Index.

Index Description

The S and P 500([R]) Dividend Aristocrats Risk Control Excess Return Indices are
intended to provide a performance benchmark that (1) invests in the S and P
500([R]) Dividend Aristocrats Total Return Index; (2) algorithmically adjusts the leverage of its investment to attempt to decrease exposure in times of high volatility and increase exposure in times of low volatility, with a constant target volatility; and (3) is made with borrowed money and therefore funded at a synthetically rolling 3-month LIBOR with reference to the 2-month and 3-month
U.S. LIBOR rates(1). This section will describe how the Aristocrats Risk
Control Indices attempt to achieve these goals.

The S and P 500([R]) Dividend Aristocrats Total Return Index

[]  S and P 500([R]) Dividend Aristocrats Total Return Index, sponsored by
    Standard and Poor's ("S and P"), aims to measure the performance of companies within the S and P 500([R]) Index that have followed a policy of increasing dividend every year for at least 25 consecutive years(2).

[]  The index constituents are selected annually with a minimum of 40 stocks, rebalanced to equal weights on a quarterly basis.

[]  We believe that stable and increasing dividends are sometimes used by a company's management as a signal of confidence in a company's prospects.

[]  The Index is often viewed as a measure of the performance of "blue chip"
    companies because the dividend payment track record required as an index criteria can be viewed as an indication of corporate maturity and capital strength. Because the index criteria are based on a track record of increasing dividends, rather than on high dividend yields, the index is not expected to have a high concentration in typical high dividend yield sectors such as financials and utilities.

[]  From September 30, 2003 through September 30, 2013, the hypothetical historical performance of the Dividend Aristocrats Total Returns Index shows a total return of 10.84% per annum as compared to 7.57% per annum for the
    S and P 500([R]) Total Return Index, with less volatility. Past hypothetical or historical performance is not indicative of future results.

(1) The hypothetical cost of borrowing reflected in the Index may partially or totally offset any gains from the dividend reinvestment feature included in the S and P 500([R]) Dividend Aristocrats Total Return Index.

(2) The Dividend Aristocrats Index is constructed to have at least 40 names. If there are less than 40 names in the S and P 500([R]) Index that have followed a policy of increasing dividends every year for at least 25 years,
    S and P relaxes this criterion in order to reach 40 names. As of As of September
    30, 2013 there were 54 names in the Index. For further details on the construction of Aristocrats Index please review the applicable product supplement.

Hypothetical 100 Performance of the S and P 500([R]) Total Return Index and the S and P
500([R]) Dividend Aristocrats Total Return Index (September 30, 2003 --
September 30, 2013)

Source: Bloomberg and J.P. Morgan. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein. There is no assurance the Index will outperform the S and P
500([R]) Total Return Index, the S and P 500([R]) Dividend Aristocrats Risk Control
Index, or any alternative investment strategy.

Summary of Hypothetical S and P 500([R]) Risk Dividend Aristocrats Control Index
(September 30, 2003 -- September 30, 2013)

                                        Annualized return Annualized volatility
--------------------------------------- ----------------- ---------------------
S and P 500([R]) Total Return Index          7.57%             20.42%
S and P 500([R]) Dividend Aristocrats Total
Return Index                                 10.84%             19.21%
--------------------------------------- ----------------- ---------------------

Hypothetical, historical performance measures: Represent the performance of the
Index based on, as applicable to the relevant measurement period, the hypothetical backtested daily Index closing from September 30, 2003 through
August 24, 2010, and the actual historical performance of the Index based on the daily Index closing level from August 25, 2010 through September 30, 2013, as well as the performance of the S and P 500([R]) Total Return Index over the same period. For purposes of these examples, each index was set equal to 100 at the beginning of the relevant measurement period and returns calculated arithmetically (not compounded). There is no guarantee the relevant Index will outperform the S and P 500([R]) Total Return Index, the S and P 500([R]) Dividend
Aristocrats Total Return Index or any alternative investment strategy. Sources:
Bloomberg and JPMorgan.

Volatility is calculated from the historical returns, as applicable to the relevant measurement period, of the S and P 500([R]) Total Return Index and the S and P
500([R]) Dividend Aristocrats Total Return Index. Volatility represents the annualized standard deviation of the relevant Index's arithmetic daily returns since March 31, 2003.

For information on the companies currently composing the S and P 500([R]) Dividend
Aristocrats Total Return Index, please see the section titled "S and P 500([R])
Dividend Aristocrats Total Return Index
Current Composition" below.

Dynamic Exposure to facilitate Targeted Volatility

The exposure to the S and P 500([R]) Dividend Aristocrats Total Return Index can
range for each of the Indices between 0% and 150% and is determined by the level of observed volatility in equity returns. The exposure 70% to the S and P
500([R]) Dividend Aristocrats Total Return Index is adjusted on a daily basis to target a specific level of volatility. Volatility is a measurement of the variability of returns based on historical performance and, in the case of the
Indices, is calculated using exponential weightings to give more significance to recent observations. In addition, a short-term measure and 60% a long-term measure of volatility are used to cause the Index to deleverage quickly, but increase exposure more gradually on a relative basis. If the volatility level reaches a threshold that is above the target volatility, exposure to the S and P
500([R]) Dividend Aristocrats Total Return Index is reduced and the cash level is increased to maintain the target volatility. If the risk level is too low, the Index will employ a leverage factor greater than 100% to maintain the target volatility.50% The following graph illustrates the hypothetical back-tested exposure for the Dividend Aristocrats Risk Control Indices 40% to
the Underlying Index as well as the observed volatility. For the purposes of this graph, volatility is calculated according to Standard and Poor's([R])
official methodology used in the calculation of the S and P 500([R]) Dividend
Aristocrats Risk Control Index.

Hypothetical Index 30% leverage and volatility (September 30, 2003 -- September
30, 2013)

Source: Bloomberg and J.P. Morgan. Volatility is calculated from the historical returns, as applicable to the relevant measurement period, of the S and P 500([R])
Dividend Aristocrats Total Return Index, the S and P 500([R]) Dividend Aristocrats
Risk Control 8% Excess Return Index, and the S and P 500([R]) Dividend Aristocrats
Risk Control 10% Excess Return Index. Volatility represents the annualized standard deviation of the relevant Index's arithmetic daily returns since March
2003. The index leverage is the hypothetical back-tested amount of exposure of the Index to the S and P 500([R]) Dividend Aristocrats Total Return Index and
should not be considered indicative of the actual leverage that would be assigned during an investment in the Index.

Note: The historical volatility levels of the S and P 500([R]) Dividend Aristocrats
Total Return Index are presented for informational purposes only and have inherent limitations. No representation is made that in the future the S and P
500([R]) Dividend Aristocrats Total Return Index will have volatility shown above. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate.

The hypothetical leverage factors obtained from such back-testing should not be considered indicative of the actual leverage that would result during your investment in the Index. No representation is made that the actual performance of the Index would result in leverage factors consistent with the hypothetical leverage factors displayed in the preceding graph. Actual annualized volatilities and leverage factors will vary, perhaps materially, from this analysis. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

S and P 500[R] Dividend Aristocrats Index Current Composition (as of September
2013)

Constituent Name (Symbol)

3M Co                        MMM  Genuine Parts Co          GPC
Abbott Laboratories          ABT  Grainger W.W. Inc         GWW
AbbVie Inc.                  ABBV HCP Inc                   HCP
AFLAC Inc                    AFL  Hormel Foods Corp         HRL
Air Products amdChemicals Inc APD  Illinois Tool Works Inc  ITW
Archer-Daniels-Midland Co    ADM  Johnson and Johnson       JNJ
AT and T Inc                 T    Kimberly-Clark            KMB
Automatic Data Processing    ADP  Leggett and Platt         LEG
Bard C.R. Inc                BCR  Lowe's Cos Inc            LOW
Becton Dickinson and Co      BDX  McCormick and Co          MKC
Bemis Co Inc                 BMS  McDonald's Corp           MCD
Brown-Forman Corp B          BF.B McGraw Hill Financial Inc MHFI
Cardinal Health Inc          CAH  Medtronic Inc             MDT
Chevron Corp                 CVX  Nucor Corp                NUE
Chubb Corp                   CB   Pentair Ltd.              PNR
Cincinnati Financial Corp    CINF PepsiCo Inc               PEP
Cintas Corp                  CTAS PPG Industries Inc        PPG
Clorox Co                    CLX  Procter and Gamble        PG
Coca-Cola Co                 KO   Sherwin-Williams Co       SHW
Colgate-Palmolive Co         CL   Sigma-Aldrich Corp        SIAL
Consolidated Edison Inc      ED   Stanley Black and Decker  SWK
Dover Corp                   DOV  Sysco Corp                SYY
Ecolab Inc                   ECL  T Rowe Price Group Inc    TROW
Emerson Electric Co          EMR  Target Corp               TGT
Exxon Mobil Corp             XOM  VF Corp                   VFC
Family Dollar Stores Inc     FDO  Wal-Mart Stores           WMT
Franklin Resources Inc       BEN  Walgreen Co               WAG

Risks associated with the S and P 500([R]) Dividend Aristocrats Risk Control Excess
Return Indices

THE INDICES HAVE A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS -- The
Indices began publishing on August 24, 2010 and, therefore, have a limited history. S and P has calculated the returns that hypothetically might have been generated had the Indices existed in the past, but those calculations are subject to many limitations. Unlike historical performance, such hypothetical calculations do not reflect actual trading, liquidity constraints, fees and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might result in materially different hypothetical performance.

THE INDICES MAY NOT BE SUCCESSFUL, MAY NOT OUTPERFORM THE S and P 500([R]) DIVIDEND
ARISTOCRATS TOTAL RETURN INDEX AND MAY NOT ACHIEVE THEIR TARGET VOLATILITY --
The Indices employ a mathematical algorithm designed to control the level of risk of the S and P 500([R]) Dividend Aristocrats Total Return Index by
establishing a specific volatility target and dynamically adjusting the exposure to the S and P 500([R]) Dividend Aristocrats Risk Control Total Return
Index based on its observed historical volatility. No assurance can be given that the volatility strategy will be successful or that the Indices will outperform the S and P 500([R]) Dividend Aristocrats Total Return Index or any
alternative strategy that might be employed to reduce the level of risk of the
S and P 500([R]) Dividend Aristocrats Total Return Index. We also can give you no assurance that the Indices will achieve their specific target volatility.

THE S and P 500([R]) DIVIDEND ARISTOCRATS RISK CONTROL EXCESS RETURN INDICES ARE
NOT TOTAL RETURN INDICES AND ARE SUBJECT TO SHORT-TERM MONEY MARKET FUND
BORROWING COSTS -- As "excess return" indices, the S and P 500([R]) Dividend
Aristocrats Risk Control Excess Return Indices calculate the return on a leveraged or deleveraged investment in the S and P 500([R]) Dividend Aristocrats
Total Return Index where the investment was made through the use of borrowed funds. Investments linked to these "excess return" indices, which represents an unfunded position in the Underlying Index, will be subject to short-term money market fund borrowing costs and will not include the "total return" feature or cash component of a "total return" index, which represents a funded position in the S and P 500([R]) Dividend Aristocrats Total Return Index.

THE INDICES DYNAMICALLY ADJUST EXPOSURE TO THE S and P 500([R]) DIVIDEND
ARISTOCRATS TOTAL RETURN INDEX BASED ON HISTORIC VOLATILITY THAT CAN LEAD TO AN
UNDEREXPOSURE TO THE PERFORMANCE OF THE S and P 500([R]) DIVIDEND ARISTOCRATS TOTAL
RETURN INDEX -- The Index represents a portfolio consisting of the S and P 500([R])
Dividend Aristocrats Total Return Index and a borrowing cost component accruing interest based on a synthetically rolling 3-month bond, with reference to the
2-month and 3-month U.S. LIBOR rates. The Indices dynamically adjusts exposure to the S and P 500([R]) Dividend Aristocrats Total Return Index based on the S and P
500([R]) Dividend Aristocrats Total Return Index's historic volatility. The
Indices' exposure to the S and P 500([R]) Dividend Aristocrats Total Return Index
will decrease when historical volatility causes the risk level of the S and P
500([R]) Dividend Aristocrats Total Return Index to reach a high threshold. If, at any time, the Indices exhibit low exposure to the S and P 500([R]) Dividend
Aristocrats Total Return Index and the S and P 500([R]) Dividend Aristocrats Total
Return Index subsequently appreciates significantly, the Indices will not participate fully in this appreciation.

OUR AFFILIATE, J.P. MORGAN SECURITIES LLC, HELPED DEVELOP THE S and P 500([R])
DIVIDEND ARISTOCRATS RISK CONTROL EXCESS RETURN INDICES -- J.P. Morgan
Securities LLC ("JPMS"), one of our affiliates, worked with S and P in developing the guidelines and policies governing the composition and calculation of the
S and P 500([R]) Dividend Aristocrats Risk Control Excess Return Indices. Although
judgments, policies and determinations concerning the S and P 500([R]) Dividend
Aristocrats Risk Control Excess Return Indices were made by JPMS, JPMorgan
Chase and Co., as the parent company of JPMS, ultimately controls JMPS.

In addition, the policies and judgments for which JPMS was responsible could have an impact, positive or negative, on the level of the S and P 500([R]) Dividend
Aristocrats Risk Control Excess Return Indices. JPMS is under no obligation to consider your interests as an investor.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the
"Selected Risk Considerations" in the relevant term sheet or product supplement.